Ballard Power Systems Inc.

News Release

Ballard to Present at Investor Conferences in May

For Immediate Release – May 16, 2014

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) announced that Tony Guglielmin, Chief Financial Officer will present and participate in panel sessions at three investor conferences in May 2014. Institutional investors are welcome to attend.

Thursday, May 22 – Houlihan Lokey 9th Annual Global Industrials Conference at 3:00pm ET at the New York Marriott Marquis, New York

Wednesday, May 28 – FBR Energy Technology Summit at 12:30pm ET at the Grand Hyatt, New York

Thursday, May 29 – Cowen and Company 42nd Annual Technology, Media & Telecom Conference at 1:00pm ET the New York Palace Hotel, New York

Mr. Guglielmin will discuss Ballard’s strategic direction within the fast-growing fuel cell sector and provide a review of the Company’s latest reported results.

The Houlihan Lokey conference presentation will also include a live audio webcast. A link will be available at www.ballard.com under events. Ballard recommends registering at least 10 minutes prior to the start of the session to ensure timely access.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com